RAM Energy Resources, Inc.

5100 E. Skelly Drive, SUITE 650

TULSA, OK 74135

OFFICE: (918) 663-2800

FAX: (918) 663-9540

September 7, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:         Withdrawal – RAM Energy Resources, Inc. Registration Statement on Form S-8 (File No. 333-135853) filed with the Commission on July 19, 2006

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-8 (File No. 333-135853) filed by RAM Energy Resources, Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on July 19, 2006, and all exhibits filed thereto (the “Registration Statement”). The Registration Statement covers 2,400,000 shares of the Registrant’s common stock that are issuable under the Registrant’s 2006 Long-Term Incentive Plan (the “Plan”).

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby respectfully request that the Commission consent to the withdrawal of the Registration Statement. The Registrant intends to file another registration statement covering the shares previously covered by the Registration Statement and include a “reoffer prospectus” to allow certain stockholders to sell shares that they receive pursuant to the Plan. No securities have been sold pursuant to the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to John M. Longmire via facsimile at (918) 663-9540.

If you have any questions regarding the foregoing application for withdrawal, please contact Theodore M. Elam, Esq. at (405) 235-9621.

Sincerely,

/s/ John M. Longmire

John M. Longmire

Senior VP and Chief Financial Officer

RAM Energy Resources, Inc.